UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Fifth Street Finance Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

31678A103
(CUSIP Number)

MARC COLLINS
RIVERNORTH CAPITAL MANAGEMENT, LLC
325 N. LaSalle St., Suite 645
Chicago, Illinois 60654-7030
(312) 445-2251

ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 18, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,389,409
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,389,409
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,389,409
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH INSTITUTIONAL PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 4,498,887
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 4,498,887
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,498,887
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CORE OPPORTUNITY FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,476,042*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1%*
14	TYPE OF REPORTING PERSON OO
* Possesses economic exposure to an aggregate of 1,476,042 shares (representing 1% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH/DOUBLELINE STRATEGIC INCOME FUND
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION OHIO
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,402,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.6%
14	TYPE OF REPORTING PERSON OO
*Possesses economic exposure to an aggregate of 2,402,500 shares (representing 1.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RIVERNORTH CAPITAL MANAGEMENT, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 12,766,838
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 12,766,838
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,766,838*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON IA
*Possesses economic exposure to an aggregate of 3,878,542 shares (representing approximately 2.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON MURRAY R. WISE
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 76,700
	8	SHARED VOTING POWER 39,700
	9	SOLE DISPOSITIVE POWER 76,700
	10	SHARED DISPOSITIVE POWER 39,700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,500*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*Consists of shares held directly by Crayton Road, LLC, Wise Capital Partners L.P. and Wise Family Foundation, each an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON RANDY I. ROCHMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 255,804
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 255,804
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 255,804*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN
*Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman. Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

1	NAME OF REPORTING PERSON FRED G. STEINGRABER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 31678A103

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D (the “Initial 13D”), as specifically set forth herein.

Item 2.	Source and Amount of Funds or Other Consideration.

Item 2 is hereby amended and restated to read as follows:

In connection with the Purchase Agreement defined and described in Item 4 below, Messrs. Rochman, Steingraber and Wise are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 4.  The remaining Reporting Persons will continue filing statements as a group on Schedule 13D with respect to their beneficial ownership of securities of the Issuer to the extent required by applicable law.  Each of the remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6 below.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of RNCP and RNIP were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 4,389,409 Shares beneficially owned by RNCP is approximately $26,357,847, excluding brokerage commissions.1  The aggregate purchase price of the 4,498,887 Shares beneficially owned by RNIP is approximately $27,637,629, excluding brokerage commissions.

The Shares purchased by Mr. Rochman were purchased by an affiliate using working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A in the open market with personal funds.  The aggregate purchase price of the 255,804 Shares owned directly by Mr. Rochman is approximately $1,470,829, excluding brokerage commissions.  The Shares purchased by Mr. Wise were purchased in the open market with personal funds, except as otherwise noted in Schedule A annexed hereto.  The aggregate purchase price of the 116,500 Shares owned directly by Mr. Wise is approximately $242,072, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On February 18, 2016, the Reporting Persons (the “Sellers”) entered into a Purchase and Settlement Agreement (the “Purchase Agreement”) with Fifth Street Finance Corp. (“FSC” or, the “Company”) Fifth Street Asset Management Inc. (“FSAM”), Fifth Street Holdings L.P. (“Holdings”), Leonard M. Tannenbaum, Chairman and Chief Executive Officer of FSAM (together with Holdings, the “Buyers”), pursuant to which, the Buyers agreed to purchase 9,220,600 Shares from the Sellers, which Shares (when combined with the Shares Sellers are economically exposed to via cash-settled total return swaps, and other than as indicated on Schedule A hereto) constitute all of the Shares beneficially owned by the Sellers, for a per-share purchase price of $6.25, without interest, and an aggregate price of $57,628,750.  In connection with the Purchase Agreement, if the Buyers fail to deliver to the Sellers at least $46,103,000 of the total purchase consideration by the outside closing date of March 31, 2016 (the “Closing Date”), then Holdings and Mr. Tannenbaum are liable for a $5,000,000 fee payable to Sellers, unless the Sellers have failed to perform their obligations under the Purchase Agreement.

1 The aggregate purchase price of the nominal Shares in connection with the swaps owned by RNCO is approximately $7,992,520, excluding brokerage commissions.  The aggregate purchase price of the nominal Shares in connection with the swaps owned by RNSI is approximately $12,593,544, excluding brokerage commissions.

CUSIP NO. 31678A103

Pursuant to the Purchase Agreement, RNIP agreed to irrevocably withdraw and rescind (i) its nomination of each of Messrs. Rochman, Steingraber and Wise for election at the 2016 Annual Meeting of FSC and (ii) its previously submitted business proposal seeking FSC stockholder approval at the Annual Meeting to terminate the Second Amended and Restated Investment Advisory Agreement, dated as of May 2, 2011, by and between FSC and Fifth Street Management LLC.

Additionally, pursuant to the Purchase Agreement, Holdings and RiverNorth entered into an escrow agreement with JPMorgan Chase Bank, N.A., as escrow agent (the “Escrow Agent”), pursuant to which Holdings deposited $10,000,000 with the Escrow Agent.  Holdings has agreed to use reasonable best efforts to deposit into the escrow account, on or prior to March 24, 2016, an additional $24,577,250 (together with the initial $10,000,000 deposit, and together with interest thereon, the “Escrow Funds”). On the Closing Date, Holdings and RiverNorth have agreed to direct the Escrow Agent to release the Escrow Funds to RiverNorth, and the Escrow Funds will be credited (after deducting, if applicable, the $5,000,000 fee payable described above) against any other amounts owed by Buyers pursuant to the Purchase Agreement on the Closing Date.

The Purchase Agreement also contains (i) standstill provisions, pursuant to which the Reporting Persons agreed not to take certain actions with respect to the securities of each of FSC and Fifth Street Senior Floating Rate Corp. (“FSFR”), for a period ending on the date of the latter of the certification of votes for the 2017 Annual Meeting of Stockholders of the Company or the certification of votes for the 2017 Annual Meeting of Stockholders of FSFR; and (ii) voting provisions, pursuant to which the Reporting Persons agreed to appear, or cause all Shares being purchased from the Reporting Persons by the Buyers on the Closing Date, or shares of FSFR common stock owned by the Reporting Persons, to be counted as present, at each of FSC’s and FSFR’s 2016 Annual Meeting of Stockholders, as applicable, and vote (or cause to be voted) all such Shares, or shares of FSFR, as applicable, in accordance with the recommendations of each of the boards of directors of FSC and FSFR, also as applicable.

The foregoing summary of the Purchase Agreement and the transactions contemplated thereby is qualified in its entirety by reference to the complete text of the Purchase Agreement, a form of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Concurrently with entering into the Purchase Agreement, FSAM issued a warrant (the “Warrant”) to RiverNorth Management.  RiverNorth Management may exercise the Warrant, in whole but not in part, at any time after April 16, 2016, and prior to March 18, 2017.  If RiverNorth Management duly exercises the Warrant, FSAM must pay RiverNorth Management a cash settlement amount equal to the lesser of (i) $5,000,000 and (ii) the “Spread Value” determined pursuant to the following formula: Spread Value = the product of (a) the difference between the fair market value of one share of the FSAM’s Class A common stock (“Class A Common Stock”), and the warrant strike price, each as determined in accordance with the Warrant, multiplied by (b) the number shares of Class A Common Stock subject to the Warrant (i.e., the number of shares of Class A Common Stock equal to the quotient of $10,000,000 divided by the warrant strike price).  Instead of paying the cash settlement amount described above, FSAM may elect, prior to December 18, 2016, to settle all or part of the Warrant by delivering to RiverNorth Management a number of shares of Class A Common Stock in the amount determined pursuant to the terms of the Warrant.

CUSIP NO. 31678A103

FSAM’s election to settle the Warrant by delivery of shares of its Class A Common Stock is subject to (i) approval by FSAM’s board of directors, including a majority of the independent directors thereof if approval by such majority thereof is required by applicable law, or the rules of the NASDAQ Stock Market, or if FSAM’s board of directors, after taking into account the advice of outside counsel, reasonably believes that such approval by a majority of the independent directors is reasonably necessary in the discharge of its fiduciary duties and (ii) any approval of FSAM’s stockholders that is required pursuant to the rules of the NASDAQ Stock Market.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 150,262,924 Shares outstanding, as of February 8, 2016, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on February 9, 2016.

A.	RNCP

(a)	As of the close of business on February 22, 2016, RNCP beneficially owned 4,389,409 Shares.

Percentage: Approximately 2.9%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,389,409
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,389,409

(c)	The transactions in the Shares by RNCP during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

B.	RNIP

(a)	As of the close of business on February 22, 2016, RNIP beneficially owned 4,498,887 Shares.

Percentage: Approximately 3.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 4,498,887
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 4,498,887

(c)	The transactions in the Shares by RNIP during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

C.	RNCO

(a)	As of the close of business on February 22, 2016, RNCO beneficially owned 0 Shares.

Percentage: 1%2

2 Possesses economic exposure to an aggregate of 1,476,042 shares (representing 1% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RNCO during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

D.	RNSI

(a)	As of the close of business on February 22, 2016, RNSI beneficially owned 0 Shares.

Percentage: Approximately 1.6%3

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RNSI during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

E.	RiverNorth Management

(a)
RiverNorth Management, (i) as the general partner of RNCP, may be deemed the beneficial owner of the 4,389,409 Shares owned by RNCP, (ii) as the general partner of RNIP, may be deemed the beneficial owner of the 4,498,887 Shares owned by RNIP, (iii) as the investment advisor of RNCO, may be deemed to have economic exposure to the 1,476,042 Shares that RNCO also has economic exposure, and (iv) as the investment advisor of RNSI, may be deemed to have economic exposure to the 2,402,500 Shares that RNSI also has economic exposure.

Percentage: Approximately 8.5%4

(b)	1. Sole power to vote or direct vote: 12,766,838
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 12,766,838
4. Shared power to dispose or direct the disposition: 0

3 Possesses economic exposure to an aggregate of 2,402,500 shares (representing 1.6% of the outstanding shares) due to certain cash-settled total return swap agreements.
4 Possesses economic exposure to an aggregate of 3,878,542shares (representing approximately 2.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

(c)
RiverNorth Management has not entered into any transaction in the Shares since the filing of the Initial 13D.  The transactions, if any, in the Shares on behalf of each of RNCP, RNIP, RNCO, and RNSI during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

F.           Mr. Rochman

(a)	As of the close of business on February 22, 2016, Mr. Rochman beneficially owned 255,804 Shares.5

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 255,804
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 255,804

(c)	The transactions in the Shares by Mr. Rochman during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

G.           Mr. Steingraber

(a)	As of the close of business on February 22, 2016, Mr. Steingraber did not directly own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Steingraber has not entered into any transaction in the Shares since the filing of the Initial 13D.

H.           Mr. Wise

(a)	As of the close of business on February 22, 2016, Mr. Wise beneficially owned 116,500 Shares.6

Percentage: Less than 1%

5 Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman. Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.
6 Consists of shares held directly by Crayton Road, LLC, Wise Capital Partners L.P. and Wise Family Foundation, each an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

(b)	1. Sole power to vote or direct vote: 76,700
2. Shared power to vote or direct vote: 39,700
3. Sole power to dispose or direct the disposition: 76,700
4. Shared power to dispose or direct the disposition: 39,700

(c)	The transactions in the Shares by Mr. Wise during the past sixty (60) days are as set forth in Schedule A and are incorporated herein by reference.

As of the close of business on February 22, 2016, the Reporting Persons collectively beneficially owned an aggregate of 13,092,142 Shares, constituting approximately 8.7% of the Shares outstanding.7

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On February 18, 2016, each Reporting Person, the Issuer and other named parties entered into the Purchase Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.  Also on February 18, 2016, FSAM issued the Warrant to RiverNorth Management, such Warrant defined and described in Item 4 above.

On February 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons remaining Reporting Persons subsequent to this Amendment No. 4 agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Purchase and Settlement Agreement, dated as of February 18, 2016, by and among Fifth Street Finance Corp., Fifth Street Holdings L.P., Leonard M. Tannenbaum, Fifth Street Asset Management Inc., RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund, Randy I. Rochman, Fred G. Steingraber and Murray R. Wise.

99.2
Joint Filing Agreement, dated as of February 22, 2016, by and among RiverNorth Capital Management, LLC, RiverNorth Capital Partners, L.P., RiverNorth Institutional Partners, L.P., RiverNorth Core Opportunity Fund, RiverNorth/DoubleLine Strategic Income Fund.

7 Possesses economic exposure to an aggregate of 3,878,542 shares (representing approximately 2.6% of the outstanding shares) due to certain cash-settled total return swap agreements.

CUSIP NO. 31678A103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated February 22, 2016

RiverNorth Capital Management, LLC

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Capital Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Institutional Partners, L.P.

RiverNorth Capital Management, LLC, General Partner

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

RiverNorth Core Opportunity Fund

RiverNorth Capital Management, LLC, Investment Advisor

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31678A103

RiverNorth/DoubleLine Strategic Income Fund

RiverNorth Capital Management, LLC, Investment Advisor

By:	/s/ Marcus Collins
	Name:	Marcus Collins
	Title:	Marcus Collins, General Counsel and Chief Compliance Officer

CUSIP NO. 31678A103

/s/ Randy I. Rochman
RANDY I. ROCHMAN

/s/ Fred G. Steingraber
FRED G. STEINGRABER

/s/ Murray R. Wise
MURRAY R. WISE

CUSIP NO. 31678A103

SCHEDULE A

Transactions in the Shares During the Past Sixty (60) Days

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RANDY I. ROCHMAN1

30,000	6.0950	01/08/2016
20,000	5.6650	01/12/2015
7,000	4.9960	01/15/2016
40,0002	4.6143	02/11/2016

MURRAY R. WISE

5,0003	6.130	01/08/2016

RIVERNORTH CAPITAL PARTNERS, L.P.

25,000	6.1699	01/07/2016
34,880	6.1585	01/08/2016
377,111	5.6977	01/12/2016
185,036	5.0820	01/14/2016
154,400	4.7070	01/15/2016
50,000	4.7599	01/20/2016

RIVERNORTH INSTITUTIONAL PARTNERS, L.P.

40,000	5.6977	01/12/2016

1 Consists of shares held directly by West Family Investments, Inc., an affiliate of Mr. Rochman.  Mr. Rochman may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Rochman may be deemed to beneficially own such shares.
2 Such shares will not be purchased by the Buyers pursuant to the Purchase Agreement.
3 Consists of shares of Common Stock held directly by Wise Capital Partners L.P., an affiliate of Mr. Wise.  Mr. Wise may be deemed to share voting and dispositive power with respect to such shares; therefore, Mr. Wise may be deemed to beneficially own such shares.

CUSIP NO. 31678A103

RIVERNORTH CORE OPPORTUNITY FUND4

275,964	4.9066	01/15/2016
61,026	5.1041	01/19/2016
96,052	4.8446	01/20/2016

RIVERNORTH/DOUBLELINE STRATEGIC INCOME FUND5

827,894	4.9066	01/15/2016
183,078	5.1041	01/19/2016
288,155	4.8446	01/20/2016

4 Consists of economic exposure due to certain cash-settled total return swap agreements.
5 Consists of economic exposure due to certain cash-settled total return swap agreements.